
PIONEER
Pioneer Metals Corporation
Vancouver, B.C., Canada
Grace Gold-Copper Project
Galore Creek
British Columbia, Canada
Base Map Provided By Pioneer Metals Corporation
YUKON
N.W.T.
ALASKA (USA)
GALORE CREEK
Fort St John
ALBERTA
BRITISH
Prince Rupert
COLUMBIA
Calgary
Vancouver
U.S.A.
N
GRACE 1
GRACE 3
GRACE 2
WEST ONE FAULT
PC06-19
PC05-10
PC06-21
PC05-11
PC06-22
PC06-20
PC06-18
PC04-01
PC05-07
PC05-08
PC05-09
PC05-15
PC05-16
PC04-02
PC04-03
PC06-17
PC04-04
PC05-12
PC90-10
PC04-05
PC05-14
PC05-13
PC04-06
Fault
Galore Creek
Central
North Rim Zone
West Rim Zone
Junction
Central Zone
Butte Zone
Southwest Zone
Bountiful Zone
West Fork
South 110 Creek Zone
Saddle Zone
Stikine Copper JV Claims
Galore Creek Deposit
East Fork
East Fork Diversion Dam
LEGEND
Glacier Ice
Mineralization
IP Anomaly
Target Areas
Fault
Road
IP Survey Line
Tailings Site Outline
Pre2004 DDH
2004 Exploration DDH
2005 Exploration DDH
2005 Geotech DDH
2006 Planned Geotech DDH
2006 Condemnation DDH
Helicopter-borne
Total Magnetic Intensity (nT)
56,316 nT
57,821 nT
2 kilometers
Updated: July 20, 2006
Copper Canyon Claims
Copper Canyon Deposit
Both Stikine Copper JV and Copper Canyon Properties under option to NovaGold Resources Inc.